UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

Information To Be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

(Amendment No. 14)*

TSAKOS ENERGY NAVIGATION LIMITED

(Name of Issuer)

Common Shares, par value $5.00 per share

(Title of Class of Securities)

G9108L173

(CUSIP Number)

George Saroglou

c/o Tsakos Energy Navigation Limited

367 Syngrou Avenue 175 64

P. Faliro, Athens, Greece

011 30210 940 7710

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With Copies To:

Finnbarr D. Murphy, Esq.

Goodwin Procter LLP

620 Eighth Avenue

New York, New York 10018

(212) 459-7257

April 28, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9108L173

1	NAME OF REPORTING PERSONS SEA CONSOLIDATION S.A. OF PANAMA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PANAMA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,435,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,435,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,435,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.09%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. G9108L173

1	NAME OF REPORTING PERSONS INTERMED CHAMPION S.A. OF PANAMA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PANAMA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 813,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 813,500
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 813,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.89%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. G9108L173

1	NAME OF REPORTING PERSONS METHONI SHIPPING COMPANY LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LIBERIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,363,702
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,363,702
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,363,702
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.84%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. G9108L173

1	NAME OF REPORTING PERSONS TSAKOS ENERGY MANAGEMENT LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LIBERIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 670,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 670,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 670,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.38%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. G9108L173

1	NAME OF REPORTING PERSONS PANAYOTIS TSAKOS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION GREECE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,612,202
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,612,202

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,612,202
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.82%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. G9108L173

1	NAME OF REPORTING PERSONS NIKOLAS P. TSAKOS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION GREECE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,600
	8	SHARED VOTING POWER 4,282,202
	9	SOLE DISPOSITIVE POWER 41,600
	10	SHARED DISPOSITIVE POWER 4,282,202

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,323,802
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.20%
14	TYPE OF REPORTING PERSON (see instructions) IN

THIS STATEMENT CONSTITUTES AMENDMENT NO. 14 TO THE SCHEDULE 13D PREVIOUSLY FILED

Item 1.	Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

This Amendment No. 14 (“Amendment No. 14”) to Schedule 13D (originally filed on March 20, 2002, and subsequently amended on August 30, 2005, November 16, 2005, March 29, 2006, June 30, 2006, January 12, 2007, January 13, 2009, October 14, 2011, January 31, 2012, February 27, 2014, September 15, 2014, October 22, 2014 and April 5, 2016 and April 12, 2018 (the “Schedule 13D”)) relates to the common shares, par value $5.00 per share (“Common Shares”), of Tsakos Energy Navigation Limited, an exempted company organized under the laws of Bermuda (the “Company”). The principal executive office of the Company is located at 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece. Information given in response to each item below shall be deemed incorporated by reference in all other items below. Capitalized terms used herein and not otherwise defined in this Amendment No. 14 shall have the meanings set forth in the Schedule 13D.

This Amendment No. 14 is being filed by the Reporting Persons to update the percentage of Common Shares of the Company beneficially owned by the Reporting Persons to reflect dilution in percentage ownership based on the revised total number of outstanding Common Shares, as reported by the Issuer in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2022. This Amendment No. 14 also updates the number of shares held by the Reporting Persons for the 1-for-5 reverse stock split effected by the Company on July 1, 2020 and the acquisitions of Common Shares described herein, and adds Tsakos Energy Management Limited as a reporting person due to its acquisition of Common Shares.

All share amounts reflect the 1-for-5 reverse stock split effected by the Company on July 1, 2020.

Item 2.	Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a) This Amendment No. 14 is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) among Sea Consolidation S.A. of Panama, a company organized under the laws of Panama (“Sea Consolidation”), Intermed Champion S.A. of Panama, a company organized under the laws of Panama (“Intermed”), Methoni Shipping Company Limited, a company organized under the laws of Liberia (“Methoni”), Tsakos Energy Management Limited, a company organized under the laws of Liberia (“TEM ”), Panayotis Tsakos and Nikolas P. Tsakos (sometimes collectively referred to as the “Reporting Persons”) which persons may be deemed, but are not conceded, to constitute a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934.

(b) The principal business of Sea Consolidation, Intermed and Methoni is investing in equity securities and related investment strategies. The principal business of TEM is providing management services to the Company.

(c) The address of the principal office of Methoni is 80 Broad Street, Monrovia, Liberia. The address of the principal office of each of Sea Consolidation and Intermed is Vives Y Associados, Campo Alegre, Beatriz M. Cabal St., Edif. Proconsa II, Piso 8, Panama. The address of the principal office of TEM is 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece.

(d) Attached as Schedule A is the name, principal occupation (where applicable), business address and citizenship of each member, executive officer and/or director of Sea Consolidation, Intermed, Methoni and TEM. All of the outstanding common stock of TEM is owned by Nikolas P. Tsakos. Schedule A is incorporated into and made a part of this Amendment No. 14.

Panayotis Tsakos is an individual of Greek citizenship who is self employed in the shipping industry.

Nikolas P. Tsakos is an individual of Greek citizenship who is the President and Chief Executive Officer of the Company.

(e) During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f) During the last five years, none of the Reporting Persons nor any person listed on Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following paragraph:

Between September 7, 2018 and December 17, 2021, Sea Consolidation acquired an aggregate of 195,000 Common Shares in open market purchases executed through the New York Stock Exchange for aggregate consideration of $2,368,633.77. Between April 20, 2021 and May 11, 2021, Intermed acquired an aggregate of 267,500 Common Shares in open market purchases executed through the New York Stock Exchange for aggregate consideration of $2,535,245.31. Between September 17, 2018 and January 28, 2022, Methoni acquired an aggregate of 353,702 Common Shares in open market purchases executed through the New York Stock Exchange for aggregate consideration of $4,237,120.56. On February 17, 2020, Nikolas P. Tsakos acquired 800 Common Shares for aggregate consideration of $12,040 in a private sale transaction. Between July 14, 2021 and May 13, 2022, TEM acquired an aggregate of 670,000 Common Shares in open market purchases executed through the New York Stock Exchange for aggregate consideration of $5,727,086.98.

Each of Sea Consolidation, Intermed, Methoni and TEM obtained such funds for these purchases from amounts contributed to it from its respective shareholders.

Item 4.	Purposes of Transactions

Item 4 is hereby amended by adding the following paragraph:

Each of Sea Consolidation, Intermed, Methoni, TEM and Nikolas P. Tsakos acquired 195,000 Common Shares, 267,500 Common Shares, 353,702 Common Shares, 670,000 Common Shares and 800 Common Shares, respectively, to increase its investment in the Company. Each of Sea Consolidation, Intermed, Methoni, TEM and Nikolas P. Tsakos is holding its Common Shares solely for investment purposes and each has no plans or proposals with respect to any material change in the Company’s business or corporate structure or, generally, any other action referred to in instructions (a) through (j) of Item 4 of the form of Schedule 13D.

Each of the Reporting Persons reserve the right to change their intentions, as they deem appropriate. Depending on market conditions and other factors that they may deem material, each of the Reporting Persons may, in privately negotiated transactions, in the open market or otherwise, purchase additional Common Shares and/or related securities, dispose of all or a portion of the Common Shares or related securities that they now beneficially owns or may acquire hereafter, and/or enter into transactions that increase or hedge their economic exposure to the Common Shares without affecting their beneficial ownership.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of the date of this filing, the Reporting Persons beneficial ownership of the Common Shares is as follows:

Name	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Percentage(3)
Sea Consolidation S.A.	1,435,000	—	5.09%
Intermed Champion S.A.	813,500	—	2.89%
Methoni Shipping Company Limited	1,363,702	—	4.84%
Tsakos Energy Management Limited	670,000	—	2.38%
Panayotis Tsakos(1)	—	3,612,202	12.82%
Nikolas P. Tsakos(1)	41,600	4,323,802	15.20%

(1)	Panayotis Tsakos and Nikolas P. Tsakos share voting and dispositive control over the Common Shares held of record by Sea Consolidation, Intermed and Methoni. Nikolas P. Tsakos shares voting and dispositive control over the Common Shares held of record by TEM.

(2)	The applicable percentage of ownership of each shareholder is based on the Company’s 28,169,637 Common Shares outstanding as of April 21, 2022, as reported in the Company’s filings with the SEC.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act, and together with Redmont Trading Corp. (“Redmont”), First Tsakos Investments Inc. (“First Tsakos”) and Tsakos Holdings Foundation, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission that a group exists. According to Amendment No. 14 to Schedule 13D filed by Redmont, First Tsakos and the other reporting persons named therein concurrently herewith, Redmont and First Tsakos beneficially and of record, own 738,001 and 2,425,002 Common Shares, respectively. Together, the group would be deemed to beneficially own 7,486,805 Common Shares, constituting 26.6% of the outstanding common shares of the Company.

(b) The responses of the Reporting Persons to Items (7) through (11) of the portions of pages 2 through 7 hereto which relate to Common Shares beneficially owned are incorporated herein by reference.

(c) See the response to Item 3, which is incorporated by reference herein. Each such transaction effected on or after February 28, 2022, each of which was an open market purchase by TEM, is detailed on Schedule B hereto.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended by adding the following exhibit:

Exhibit 1: Joint Filing Agreement, dated May 23, 2022, among Sea Consolidation S.A. of Panama, Intermed Champion S.A. of Panama, Methoni Shipping Company Limited, Tsakos Energy Management Limited, Panayotis Tsakos and Nikolas P. Tsakos.

[The remainder of this page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2022

Sea Consolidation S.A. of Panama

By:	/s/ Konstantinos Zafeiras
Konstantinos Zafeiras
Secretary

Intermed Champion S.A. of Panama

By:	/s/ Jean-Claude Jacot
Jean-Claude Jacot
Vice President

Methoni Shipping Company Limited

By:	/s/ Ioannis Saroglou
Ioannis Saroglou
President

Tsakos Energy Management Limited

By:	/s/ Nikolas P. Tsakos
Nikolas P. Tsakos
President

/s/ Panayotis Tsakos
Panayotis Tsakos
/s/ Nikolas P. Tsakos
Nikolas P. Tsakos

SCHEDULE A

Sea Consolidation S.A. of Panama

Name	Position	Principal Occupation	Business Address	Citizenship
Kyriaki Kamal	President	Public Relations Consultant	Vives Y Associados, Campo Alegre, Beatriz M. Cabal St., Edif. Proconsa II, Piso 8, Panama	Greece

Ioannis Efthymiadis	Vice President/ Treasurer	Shipping Industry Consultant	Vives Y Associados, Campo Alegre, Beatriz M. Cabal St., Edif. Proconsa II, Piso 8, Panama	Greece

Konstantinos Zafeiras	Secretary	Legal Consultant	Vives Y Associados, Campo Alegre, Beatriz M. Cabal St., Edif. Proconsa II, Piso 8, Panama	Greece

Intermed Champion S.A. of Panama

Name	Position	Principal Occupation	Business Address	Citizenship
Elvina Montanios	President	Attorney	Vives Y Associados, Campo Alegre, Beatriz M. Cabal St., Edif. Proconsa II, Piso 8, Panama	Cyprus

Jean-Claude Jacot	Vice President	Business Consultant	Vives Y Associados, Campo Alegre, Beatriz M. Cabal St., Edif. Proconsa II, Piso 8, Panama	Switzerland

Anthos Matthaiou	Secretary/Treasurer	Accountant	Vives Y Associados, Campo Alegre, Beatriz M. Cabal St., Edif. Proconsa II, Piso 8, Panama	Cyprus

Methoni Shipping Company Limited

Name	Position	Principal Occupation	Business Address	Citizenship
Ioannis Saroglou	President	Economist	80 Broad Street, Monrovia, Liberia	Greece

Aikaterini Tsartaklea	Secretary/Treasurer	Public Relations Consultant	80 Broad Street, Monrovia, Liberia	Greece

Tsakos Energy Management Limited

Name	Position	Principal Occupation	Business Address	Citizenship
Nikolas P. Tsakos	President	CEO and President of Tsakos Energy Navigation Ltd.	367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece.	Greece

Georgios Saroglou	Secretary/Treasurer	Chief Operating Officer of Tsakos Energy Navigation Ltd.	367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece.	Greece

SCHEDULE B

Date	No of Shares	Price	Total Value
3/3/2022	8,088	9.06	73,259.75
	9,200	9.36	86,108.93
	2,712	9.78	26,527.36
5/9/2022	3,168	10.76	34,072.01
	6,069	10.91	66,234.23
	5,150	10.96	56,467.37
	3,427	11.00	37,684.85
	3,319	11.01	36,552.58
	5,325	11.03	58,740.35
	4,748	11.06	52,519.87
	3,409	11.14	37,976.72
	3,863	11.25	43,454.62
	3,491	11.32	39,516.03
	3,534	11.38	40,221.79
	2,677	11.43	30,596.33
	1,820	11.47	20,866.97
5/10/2022	4,324	10.47	45,250.93
5/13/2022	7,192	11.01	79,158.24
	6,081	11.04	67,125.39
	7,786	11.06	86,096.65
	7,434	11.09	82,410.40
	9,483	11.13	105,525.02
	10,048	11.14	111,980.61
	8,375	11.17	93,544.78
	8,550	11.19	95,648.62
	9,492	11.21	106,360.39
	8,615	11.30	97,336.84
	7,211	11.37	82,016.32
	5,805	11.49	66,681.93
	4,604	11.61	53,430.57

EXHIBIT INDEX

The following is filed as an Exhibit to this Amendment No. 14:

Exhibit 1: Joint Filing Agreement, dated May 23, 2022, among Sea Consolidation S.A. of Panama, Intermed Champion S.A. of Panama, Methoni Shipping Company Limited, Tsakos Energy Management Limited, Panayotis Tsakos and Nikolas P. Tsakos.